October 25, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Global Sources Ltd.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 000-30678

Dear Mr. Spirgel:

On behalf of Global Sources Ltd. (the “Company”), set forth below are the Company’s responses to the Comment Letter of the Staff dated September 25, 2013.  For the convenience of the Staff, the Staff’s comments are repeated below and the responses of the Company immediately follow each comment.  Each of the responses set forth below are based upon the information and representations of the Company provided to us.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 5: Operating and Financial Review and Prospects, page 38

1.
We note the significant drop in your net cash generated from operating activities between 2011 and 2012 ($55.2 million down to $31.3 million). In your future filings, please provide more robust disclosure as to the causes for such decline and whether such decline combined with your recent decline in revenues in 2013 is reflective of a negative trend affecting your operations.

RESPONSE

The $24.0 million decline in net cash generated from operating activities between 2011 and 2012 resulted mainly from the decline in ‘deferred income and customer prepayments from customers in mainland China at the end of 2012 as compared to 2011. This decline primarily arose from our online and other media services business which was impacted by the global economic downturn and increased competition in the market. This has negatively affected our revenue in 2013 and the slowdown in market situation still persists.

In future filings, the Company will provide disclosure such as those shown below (bold underlined sections identify additions/revisions):

Under the ‘Revenue’ section of our Operating and Financial Review and Prospects:

A weakened mainland China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors contributed to reduced advance collections from customers which could reduce our future revenue. The mainland China export market continues to be weak affecting our online and other media services revenue and in addition, magazine advertising continues to be under pressure from the global shift to alternative forms of advertising.

Under ‘Liquidity and Capital Resources’ section of our Operating and Financial Review and Prospects:

Net cash generated from operating activities was $31.3 million for the year ended December 31, 2012, compared to $55.2 million for the year ended December 31, 2011. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations. The majority of our customers in mainland China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments. The $23.9 million decline in net cash generated from operating activities resulted mainly from the decline in advance payments from our customers in mainland China for our online and other media services business which was impacted by the global economic downturn and increased competition in the market. This reduction in advance payments from customers in mainland China is reflected in the decline in deferred income and customer prepayments from $110.1 million at the end of 2011 to $93.6 million at the end of 2012.

~~Advance payments received from customers were $93.6 million as of December 31, 2012, compared to $110.1 million as of, December 31, 2011, due to the current global economic downturn. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments~~.

Revenues, page 43

2.
Please clarify if the revenue decline in the online and other media services business could be attributed to the EDN-China online business no longer being operated through your Beijing EDN subsidiary. In this regard, we note your disclosure in the fourth paragraph on page 19. Disclose if the EDN-China online business has been deconsolidated and any gain or loss recognized. Refer to paragraph 25 of IFRS 10. Additionally, if material, please disclose EDN-China’s revenues for all periods presented. Please provide us with the proposed disclosures.

RESPONSE

For the year ended December 31, 2012, the EDN-China online business was operated through our Beijing EDN subsidiary and was consolidated in our financial statements. The restructuring discussed on page 19 of our Annual Report was carried out in early 2013 prior to our Form 20-F filing. After the restructuring, we operate EDN-China business through one of our subsidiaries located outside of mainland China and we continue to consolidate the EDN-China revenue. Therefore, the revenue decline in the online and other media services business was not attributable to the EDN-China online business no longer being operated through our Beijing EDN subsidiary.

As discussed above, the revenue decline in online and other media services business resulted mainly from the weakened mainland China export market resulting from the global economic downturn coupled with various types of products and services launched by our competitors.

Liquidity and Capital Resources, pages 52, 55

3.
Please disclose how you restructured your operations based on a change in strategy and what that change entailed. Refer to your disclosure in the penultimate paragraph on page 55. Please provide us with the proposed disclosures.

RESPONSE

During the year 2011, we launched the mainland China domestic exhibitions business under the "Global Sourcing Fairs" brand and held several events that year. At the end of 2011, we planned to further expand this business and allocated office space resources for this new line of activity. However as the market conditions deteriorated in late 2012, we scaled down the operations and the expansion plans of our mainland China domestic exhibitions business. This change in strategy resulted in office space originally reserved for our mainland China domestic exhibitions business being unused. We decided to release this office space for rental income generation in the short to medium term, and designated this portion of office space, with a net book value amounting to $23.0 million, as investment properties in 2012.

As the Global Sourcing Fairs business accounts for less than 5% of the Group’s revenue and is considered not material to our Company’s operations, we believe that the current disclosure in our Annual Report on Form – 20F is adequate.

4.	Please revise the capital obligations table on this page to include your total commitments for venue license agreements as detailed in the third paragraph of page 53.

RESPONSE

In future filings, we will include total commitments for our venue license agreements in the capital obligations table and disclose as follows (bold underlined sections identify additions/revisions):

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments due by period (in U.S. Dollars Thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	$1,580	$831	$749	$-	$-
Purchase obligations(including venue license /rental obligations)	42,334	14,948	20,894	6,492	-
Deferred income and customer prepayments - long term	9,062	-	9,062	-	-

Total	$52,976	$15,779	$30,705	$6,492	$-

2.16 Revenue Recognition, page 79

5.
We note on page 25 that your primary service is creating and hosting marketing web sites and that you also offer banner ads and publish digital magazines. Tell us if these multiple deliverables are contracted under a single arrangement or separately and what your basis is for revenue recognition. Additionally, please tell us why you recognize revenues from web site advertising (i.e., banner ads) ratably over the period in which the advertisement is displayed instead of per “click” or “impression” on such advertisement. Please provide us your proposed disclosures.

RESPONSE

We record revenue from hosting marketing websites, banner advertisements and advertisements in our digital magazines as our “Online services revenue”.

Marketing websites and banner advertisements can be contracted under a single arrangement or on stand-alone basis. The advertisements in digital magazines are sold together with marketing websites under a single arrangement and are delivered in the same period.

All our online services purchased by our customers under a single arrangement are delivered concurrently over the same contract period and are therefore treated as a single deliverable. These contracts have fixed advertising duration with a fixed price per contract. We are obliged to display the customer’s product on our website and digital magazines throughout the contract period, and we therefore recognize our revenue ratably over the period in which the advertisement is displayed and we do not earn revenue from our customers on a “per click” or “per impression” basis.

Accordingly, we recognize our revenue ratably over the period in which the advertisement is displayed. We believe our accounting policy under Note 2.16 of Item 8 in the filing adequately describes our revenue recognition policy.

12. Investment Properties, page 91

6.
Please provide the disclosures required under paragraphs 75(f)(i)-(ii),(g), and (h) of IAS 40 for your investment properties. In addition, please disclose how rental income from your investment properties is reported in the financial statements and if nil, what your basis is for holding such properties for investment. We note your disclosure on page 86.

RESPONSE

There are no restrictions on the realizability of the investment properties held by our subsidiaries in mainland China.  There are also no restrictions on the remittance of income or proceeds of future disposals of such investment properties by our subsidiaries in mainland China; provided however that (i) subsidiary concerned has sufficient retained earnings, if such remittance is to be done by means of a dividend issuance or (ii) applicable approvals for a capital reduction are required to be obtained from the relevant government authorities, if such remittance is to be done by means of a capital reduction of the subsidiary concerned.

As at December 31, 2012 and 2011, we did not have material contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancements.

The rental income of US$5,795,000 in 2012 disclosed on page 86 under Note 5 (Segment information) of Item 8 in the filing included US$ 5,663,000 of rental income derived from our investment properties. During the years 2011 and 2010, these properties were held for own use and were temporarily rented to third parties.

The expenses for investment properties for the year 2012 of US$2,872,000 disclosed on page 91 under Item 8 in the filing were incurred on the investment properties that generated rental income during the period.

In future filings, we will disclose the following additional information under appropriate sections (bold underlined sections identify additions/revisions):

Under Note 2.16 - Revenue recognition, to financial statements:

Rental income arising from operating leases on investment properties is recognized on a straight-line basis over the lease terms. The aggregate costs of incentives provided to lessees are recognized as a reduction of rental income over the lease term on a straight-line basis.

Under Note 12 – Investment properties, to financial statements:

The rental income from investment properties for the year ended December 31, 2012, 2011 and 2010 was $5,663, $nil and $nil respectively.

Direct operating expenses for investment properties, which generated rental income, for the year ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010

Insurance	$60	-	-
Property tax/services fee	751	-	-
Building maintenance	49	-	-
Business tax	208	-	-
Depreciation	1,804	-	-
Total expenses	$2,872	-	-

13. Intangible Assets, page 93

7.	We note your disclosure of discount rates applied to post-tax cash flow projections for value-in-use calculations. In this regard, please

●	Clarify whether or not value in use is calculated using pre-tax assumptions. Refer to paragraph 55 of IAS 36.

RESPONSE

Value-in-use computations were done using post-tax discount rates.

●
Why you report discount rates “applied to post-tax cash flow projection.” If true, assert in the disclosure that the use of after-tax assumptions does not result in a value in use that is materially different had before tax assumptions been used, if after- tax discount rates are used.

RESPONSE

We applied post-tax discount rates to post-tax cash flow projections as the resulting value-in-use was not materially different from value-in-use obtained from using pre-tax assumptions. Therefore the use of pre-tax assumptions would not result in any changes to the goodwill impairment assessments.

●	Disclose both the after-tax discount rate and the pre-tax discount rate.

RESPONSE

In future filings, we will disclose both the pre-tax and after tax discount rates.

●	Please provide us with the proposed disclosures.

RESPONSE

In future filings the Company will amend the disclosure in the relevant parts of note 13 to the financial statements to include the following additional information (bold underlined sections identify additions/revisions):

Impairment test for goodwill:

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to operating segments. An operating segment-level summary of the goodwill allocation is:

	December 31, 2012	December 31, 2011

Exhibitions, Haoji Group Limited	$4,980	$-
Exhibitions, eMedia South China Limited	2,497	2,497
Online and other media services business, EDN	-	1,355
	$7,477	$3,852

The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations use cash flow projections by management covering five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates. The value-in-use computations were performed by applying post-tax discount rates to post-tax cash flow projections. The use of post-tax assumptions does not result in value-in-use that is materially different from value-in use obtained using pre-tax assumptions.

Exhibitions, Shenzhen PRC:

Key assumptions used for value-in-use calculations in 2012 and 2011 are as follows:

Haoji Group Limited

●	Revenue growth rate of average 12%

● ●	Post-tax ~~D~~discount rate of 18% applied to the post-tax cash flow projections Pre-tax discount rate of 24%
●	Growth rate beyond five years of 1.5%

eMedia South China Limited

●	Revenue growth rate of average 12% (2011: 10%)

● ●	Post-tax ~~D~~discount rate of 18% (2011: 15%) applied to the post-tax cash flow projections Pre-tax discount rate of 24% (2011: 19% )
●	Growth rate beyond five years of 1.5% (2011: 1.5%)

These above assumptions have been used for the analysis of the respective CGUs within the operating segment.

Management determined revenue growth rate based on past performance and its expectations of market developments. The discount rates used reflect specific risks relating to the relevant operating segments.

There was no impairment to goodwill for Haoji Group Limited and eMedia South China Limited at December 31, 2012 and December 31, 2011.

Online and other media business, EDN:

●	Revenue decline of average 5% (2011: growth average 4%)

● ●	Post-tax ~~D~~discount rate of 14% (2011: 18%) applied to the post-tax cash flow projections Pre-tax discount rate of 18% (2011: 22% )
●	Growth rate beyond five years of 1.5% (2011: 1.5%)

Management determined revenue growth rates based on past performance and its expectations of market developments, taking into consideration the restructuring that was carried out. The discount rates used reflect specific risks relating to the relevant operating segments.

The Company performed an impairment review as at December 31, 2012 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cash flow projections used by management were based on the detailed financial and operating plans of the business and the more than anticipated softening of the print advertising market since the end of last financial year. Accordingly, an impairment of $1,355 to goodwill was recorded in the consolidated income statement for year ended December 31, 2012.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the foregoing may be directed to the undersigned at (212) 701-3491.

Very truly yours, /s/ Stuart G. Downing Stuart G. Downing

cc:	Connie Lai,
Chief Financial Officer
Global Sources Ltd.
James J. Clark, Esq.
Joshua D. Goldberg, Esq.